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11-29-2004

CM 11/23

04019834

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RECD S.E.C.
NOV 2 ? 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Broad Street
(No. and Street)

Charleston	South Carolina	29401-3004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres (843) 529-5820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

55 Beattie Place, Suite 900	Greenville	South Carolina	29601-2106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

September 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 900
55 Beattie Place
Greenville, SC 29601-2106

Independent Auditors' Report

First Southeast Investor Services, Inc.:

We have audited the accompanying balance sheets of First Southeast Investor Services, Inc. (a wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2004 and 2003 and the related statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Greenville, South Carolina
November 5, 2004

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Balance Sheets

September 30, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	404,888	755,358
Certificates of deposit		403,154	101,007
Mortgage-backed securities available for sale, at fair value		145,803	236,478
Commissions receivable		112,297	163,047
Other assets		54,862	62,880
Total assets	$	1,121,004	1,318,770
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to clearing broker		3,352	3,379
Accrued expenses and other liabilities		127,114	135,731
Total liabilities		130,466	139,110
Stockholder's equity:			
Common stock $10 par value: authorized 50,000 shares; 36,000 shares issued and outstanding		360,000	360,000
Retained earnings		626,944	815,220
Accumulated other comprehensive income		3,594	4,440
Total stockholder's equity		990,538	1,179,660
Total liabilities and stockholder's equity	$	1,121,004	1,318,770

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Income

For the years ended September 30, 2004 and 2003

	2004	2003
Revenue:		
Commissions	$ 2,311,643	2,087,048
Other	13,882	22,816
	2,325,525	2,109,864
Expenses:		
Salaries and benefits	1,628,578	1,466,111
Occupancy and equipment	48,818	47,880
Fees to clearing brokers	39,338	43,125
Travel	50,993	36,289
Supplies	34,027	37,892
Telephone	28,910	41,849
Professional fees	22,080	24,702
Management fee to related parties	20,619	21,624
Other operating expense	100,231	90,351
	1,973,594	1,809,823
Income before income taxes	351,931	300,041
Income tax expense	141,423	119,740
Net income	$ 210,508	180,301

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Stockholder's Equity and Comprehensive Income

For the years ended September 30, 2004 and 2003

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholder's Equity
Balance, September 30, 2002	36,000	$ 360,000	634,919	6,511	1,001,430
Net income	—	—	180,301	—	180,301
Other comprehensive income:					
Unrealized net loss on securities					
available for sale, net of income tax	—	—	—	(2,071)	(2,071)
Total comprehensive income					178,230
Balance, September 30, 2003	36,000	$ 360,000	815,220	4,440	1,179,660
Net income	—	—	210,508	—	210,508
Other comprehensive income:					
Unrealized net loss on securities					
available for sale, net of income tax	—	—	—	(846)	(846)
Total comprehensive income					209,662
Other tax benefit	—	—	1,216	—	1,216
Cash dividends paid	—	—	(400,000)	—	(400,000)
Balance, September 30, 2004	36,000	$ 360,000	626,944	3,594	990,538

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A wholly-owned subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

For the years ended September 30, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	210,508	180,301
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of unearned discounts/premiums on investments, net		4,129	3,891
Deferred income tax expense (benefit)		4,924	(12,314)
Decrease (increase) in commissions receivable		50,750	(47,532)
Decrease in other assets		4,925	14,289
Decrease in accounts payable to clearing broker		(27)	(678)
(Decrease) increase in accrued expenses and other liabilities		(8,617)	49,525
Net cash provided by operating activities		266,592	187,482
Cash flows from investing activities:			
Redemption of certificate of deposit		—	221,751
Purchase of certificate of deposit		(302,147)	(101,007)
Repayments on mortgage-backed securities available for sale		85,085	168,471
Net cash used in (provided by) investing activities		(217,062)	289,215
Cash flows from financing activities:			
Dividends paid		(400,000)	—
Net cash used in financing activities		(400,000)	—
Net (decrease) increase in cash		(350,470)	476,697
Cash and cash equivalents at beginning of year		755,358	278,661
Cash and cash equivalents at end of year	$	404,888	755,358
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$	148,870	87,115
Supplemental disclosures of non-cash investing and financing activities:			
Unrealized net loss on securities available for sale, net of income tax		(846)	(2,071)
Other tax benefit		1,216	—

See accompanying notes to financial statements.

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the National Association of Securities Dealers, Inc. (NASD) on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital and ratio of aggregate indebtedness to net capital, as defined by the Rule, to not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the "clearing broker"). All trades would then clear through the clearing broker, not through FSIS.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and NASD for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at non-affiliated companies.

(b) Investment and Mortgage-backed Securities

Investment and mortgage-backed securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments are classified into three categories as follows: (1) Held to Maturity - debt securities that the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading - debt and equity securities that are bought and held principally for the purpose of selling them in the near term, which are reported at fair value, with unrealized gains and losses included in earnings and (3) Available for Sale - debt and equity securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of income taxes. All Mortgage-backed Securities held by FSIS are classified as available for sale, and interest income is recorded in other income.

The Company determines investment and mortgage-backed securities classification at the time of purchase. Premiums and discounts on securities are accreted or amortized as an adjustment to income over the estimated life of the security using a method, which approximates a level yield.

(Continued)

Unrealized losses on securities, reflecting a decline in value judged by the Company to be other than temporary, are charged to income in the consolidated statements of operations. The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is based on quoted market prices or dealer quotes.

(c) Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains on securities and is presented in the statements of stockholders' equity and comprehensive income.

The Company's "other comprehensive income" for the year ended September 30, 2004 and 2003 and "accumulated other comprehensive income" as of September 30, 2004 and 2003 are comprised solely of unrealized gains and losses on certain investments in debt securities.

(d) Income Taxes

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) Commission Revenue

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(f) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Mortgage-backed Securities Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment in mortgage-backed securities available for sale are as follows:

	September 30, 2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA	$ 140,006	5,797	—	$ 145,803
Total	$ 140,006	5,797	—	$ 145,803

	September 30, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA	$ 229,212	7,266	—	$ 236,478
Total	$ 229,212	7,266	—	$ 236,478

(4) Income Taxes

The components of income tax expense (benefit) are as follows for the years ended September 30:

	2004	2003
Current:		
Federal	$ 118,656	114,785
State	17,843	17,269
	136,499	132,054
Deferred:		
Federal	4,280	(10,704)
State	644	(1,610)
	4,924	(12,314)
	$ 141,423	119,740

(Continued)

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2004	2003
Expected federal income tax expense	$	123,176	105,014
State taxes, net of benefit		12,017	10,178
Nondeductible expenses		6,230	4,548
Total	$	141,423	119,740

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset (liability) is ($721) and $3,588 at September 30, 2004 and 2003, respectively. A portion of the change in net deferred tax liabilities relates to unrealized gain on securities available for sale. The related current period tax benefit of $615 has been recorded directly to stockholders' equity. The balance of the change in the net deferred tax asset results from current period deferred tax expense of $4,924. There was no valuation allowance for deferred tax assets as of September 30, 2004 and 2003. It is management's belief that realization of the deferred tax asset is more likely than not.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the years ended September 30, 2004 and 2003 were $80,884 and $81,888, respectively.

Included in other assets at September 30, 2004 and 2003 were income taxes receivable from the Parent totaling $0 and $28,922, respectively.

At September 30, 2004 and 2003, FSIS cash of $99,595 and $288,144 respectively, was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals.

FSIS's matching contribution charged to expense for the years ended September 30, 2004 and 2003, was $25,735 and $45,554, respectively, and is included in salaries and benefits expense in the statement of income.

(Continued)

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive a quarterly profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. Profit sharing contributions to the Plan by FSIS on behalf of participants during 2004 and 2003 totaled $53,959 and $64,254, respectively, for FSIS employees. This is included in salaries and benefits expense in the statement of income.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At September 30, 2004, FSIS had net capital for regulatory purposes of $757,332. This was $507,332 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1 at September 30, 2004 which is less than the maximum of 8 to 1.

(8) Reconciliation with Focus Report

The following is a reconciliation of net income in the financial statements to the fiscal years 2004 and 2003. Focus Report Form 17A-5, Part II is filed quarterly.

		2004	2003
Net income per financial statements	$	210,508	180,301
Add other comprehensive loss		(846)	(2,071)
Net income per Focus Reports	$	209,662	178,230

(Continued)

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2004 and 2003

	2004	2003
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$ 130,466	$ 139,110
Net Capital:		
Total stockholder's equity	990,538	1,179,660
Less non-allowable assets:		
Intercompany receivable for income tax receivable	—	28,922
Investment in affiliates	89,823	288,144
Commissions receivable from fixed annuities	88,135	139,112
Accounts receivable	32,109	4,501
Prepaid expenses	17,307	—
Haircuts on securities	5,832	9,461
Net Capital	757,332	709,520
Capital requirement	250,000	250,000
Net Capital excess	$ 507,332	$ 459,520
Ratio: Aggregate indebtedness to net capital	0.17 to 1	0.20 to 1

The 2004 and 2003 computations do not differ from the Company's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended) dated September 30, 2004 and 2003.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities Exchange Commission

September 30, 2004 and 2003

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC bank account held at First Federal. Securities received are forwarded overnight to UVEST Investment Securities. FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $250,000 at September 30, 2004 and 2003.

The above computation does not differ from FSIS's computation, as shown in its Focus Report Form X-17A-5, Part II-A (as amended), dated September 30, 2004 and 2003.